Global 8 Environmental Technologies, Inc.
210 Broadway, Suite 208
Orangeville, Ontario L9W5G4
Tel: (888) 419-0430

July 29, 2008

Ms. Ta Tanisha Meadows
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re: Global 8 Environmental Technologies, Inc.
Item 4.01 Form 8-K
Filed June 30, 2008
File No. 000-30096

Dear Ms. Meadows:

We are in receipt of your comment letter dated July 1, 2008 to Global 8 Environmental Technologies, Inc. (the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following. We have amended and filed the Company’s Form 8-K, Item 4.01 that was originally filed on June 30, 2008 to incorporate our revised responses to your comments.

Item 4.01 Form 8-K filed June 30, 2008

1.
Please revise your disclosure in the third paragraph to specify the period during which you had no consultation with your new independent accountant. This period should include the most recent fiscal year and the subsequent interim period preceding the engagement of Gruber & Company on June 24, 2008. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Prior to engaging Gruber & Company, LLC as the Company’s new accountants, the Company did not consult with Gruber & Company during the fiscal year ended September 30, 2007 and the subsequent interim period preceding their engagement on June 24, 2008. We have revised the disclosure accordingly in the Company’s amended Form 8-K/A filed with the commission on July 2, 2008. Please see the amended Form 8-K/A filed with the Commission on July 2, 2008.

2.	Please include the list of exhibits filed as part of the current report as required by Item 9.01 of Form 8-K.

We have included the list of exhibits filed as part of the Current Report and amended the Form 8-K/A filed with the Commission on July 2, 2008.

3.	Please file an updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended filing.

The Company filed an updated letter from its former accountant addressing the revised disclosure as an exhibit to the amended Form 8-K/A filed with the Commission on July 2, 2008.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any legal proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions regarding our response, please contact me at (888) 419-0430.

Sincerely,

/s/ Edwin Kroeker
Edwin Kroeker
Chief Executive Officer